

August 13, 2012

Via E-mial
Mr. Kendall Larsen
President & Chief Executive Officer
VirnetX Holding Corporation
308 Dorla Court
Suite 206
Zephyr Cove, NV 89448

  Re: VirnetX Holding Corporation.
     Form 10-K for the Fiscal Year Ended December 31, 2011
     Filed February 29, 2012
     Form 10-Q for the Quarter Ended June 30, 2012
     Filed August 9, 2012
     File No. 001-33852

Dear Mr. Larsen:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter ending June 30, 2012

Notes to the Financial Statements

Note 9. Litigation, page 9

1. We note that during fiscal 2012 you entered into Patent License Agreements with three parties with whom you had pending litigations (Aastra USA, Inc., Mitel Network Corporation, and NEC Corporation). We further note that these Agreements included a one-time payment to the company and on-going royalties for all future sales through the expiration of the licensed patents. Please tell us the following as it relates to each of these Agreements:

- Describe in further detail the terms of these Agreements;
- Tell us the amount of the one-time payments received for each Agreement and tell us when you received such payments;
- Tell us how you accounted for these payments and provide the specific accounting guidance you relied upon;
- Tell us the royalty rate to be paid under each Agreement; and
- Tell us the amount of royalties received to date, if any and how you accounted for such payments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via E-mail
        Brad Finkelstein
        Wilson Sonsini Goodrich & Rosati